CERTIFICATE OF DESIGNATION
                               OF
           9.40% CUMULATIVE PREFERRED STOCK, SERIES F
                               OF
                    BOISE CASCADE CORPORATION

                 Pursuant to Section 151 of the
                    General Corporation Law
                    of the State of Delaware





          Boise Cascade Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to authority granted to and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Restated Certificate of Incorpo-ration, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock of the
Corporation:

          RESOLVED, by the Board of Directors (the "Board of Directors") of Boise Cascade Corporation, a Delaware corporation (the "Corporation"), that, pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), the Board of Directors hereby creates a sixth series of the class of authorized Preferred Stock, without par value, of the Corporation, and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designation, preferences and relative, participating and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Restated Certificate of Incorporation which are applicable to the Preferred Stock of all series) as follows:

          1. Designation and Amount. The shares of such series shall be designated the "9.40% Cumulative Preferred Stock, Series F" and the number of shares constituting such series shall be 115,000. The shares of such series shall have a stated capital of $.01 per share. Such series is herein sometimes referred to as the "Series F Preferred Stock."

          2. Dividends. The holders of the shares of Series F Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred Dividends") at the rate of $94.00 per share per annum, payable quarterly in arrears, one quarter each on the 15th day of the months of January, April, July and October in each year (each a "Dividend Payment Date") commencing on April 15, 1993. In the event that any Dividend Payment Date shall fall on any day other than a business day (as hereinafter defined), the Preferred Dividend due on such Dividend Payment Date shall be paid on the business day immediately following such Dividend Payment Date. Preferred Dividends shall begin to accrue from the date of initial issuance of the Series F Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not in any such quarterly period there shall be funds of the Corporation legally available therefor and whether or not such Preferred Dividends are declared, but Preferred Dividends accrued for any period less than a full quarterly period between Dividend Payment Dates (or, in the case of the first Preferred Dividend, from the date of initial issuance of the shares of Series F Preferred Stock to the first Dividend Payment Date) shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends. As used herein, the term "business day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the state of New York are authorized or obligated by law or executive order to close.

          3. Optional Redemption. The shares of Series F Preferred Stock are not redeemable by the Corporation prior to February 15, 1998. On and after February 15, 1998, the outstanding shares of Series F Preferred Stock or any part thereof may be redeemed by the Corporation, at its option expressed by resolution of the Board of Directors, at any time or from time to time, at the redemption price of $1,000 per share, plus an amount equal to any arrearages in dividends thereon. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Series F Preferred Stock to be redeemed at the address shown on the books of the Corporation (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to the holder to whom the Corporation has failed to mail such notice or except as to the holder whose notice was defective). On or after the redemption date fixed in such notice, dividends shall cease to accumulate on shares of Series F Preferred Stock called for redemption (unless the Corporation defaults in the payment or deposit of the redemption price pursuant to such notice).

          4. Liquidation Rights. In the event of any liquida-tion or dissolution or winding up of the Corporation, voluntary or involuntary, the holders of the Series F Preferred Stock shall be entitled to receive the sum of $1,000 per share, plus an amount equal to any arrearages in dividends thereon.

          5. Voting Rights. Except as set forth in the follow-ing sentence of this paragraph 5, the holders of Series F Pre-ferred Stock shall have no voting rights. The holders of Series F Preferred Stock shall have one vote per share on each of the matters on which they are entitled to vote by applicable law, by the provisions of Section 2.6 of the Restated Certificate of Incorporation or by the provisions of Section 2.8 of the Restated

Certificate of Incorporation, which Section 2.8 shall be applicable to the Series F Preferred Stock.

          IN WITNESS WHEREOF, Boise Cascade Corporation has caused this Certificate of Designation to be signed by John W. Holleran, its Vice President and General Counsel, and attested by A. James Balkins III, its Corporate Secretary, this 29th day of January, 1993.

                                   BOISE CASCADE CORPORATION



                                   By /s/ John W. Holleran
                                        John W. Holleran
                                        Vice President and
                                        General Counsel



ATTEST:



By:   /s/ A. James Balkins III
      A. James Balkins III
      Corporate Secretary